Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
E-mail: eric.cohen@terex.com

December 18, 2012

Cecilia Blye
Securities and Exchange Commission
Chief, Office of Global Security Risk
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Terex Corporation (“Terex” or the “Company”) Form 10-K for the Year Ended December 31, 2011 Filed
February 29, 2012 File No. 1-10702

Dear Ms. Blye:

I have received a copy of your letter dated December 6, 2012 conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. Your requests and comments are reproduced below in italics and immediately followed by our responses.

Form 10-K for the Year Ended December 31, 2011

General

SEC REQUEST OR COMMENT NO. 1:

You state in response to comment 1 in our letter dated November 20, 2012 that certain of your foreign subsidiaries have sold foreign-manufactured equipment containing less than 10% U.S. content into Iran, Sudan and Syria. Please describe to us the types of equipment sold into those countries.

TEREX CORPORATION'S RESPONSE:

Terex is a diversified global equipment manufacturer of a variety of capital goods machinery products. The following types of equipment were sold into Iran, Sudan and Syria as follows:

Iran 2009 Sales:
Compact construction excavators and loaders, rock crushing equipment, lift trucks, port container stackers and spare parts for such equipment and spare parts for all-terrain cranes and scrap handlers
	Iran 2010 Sales: Lift trucks, port container stackers and spare parts for such equipment	Iran 2011 Sales: Overhead industrial crane components and equipment and spare parts for such equipment; service for mobile harbor cranes	Iran 2012 Sales: Overhead industrial crane components and equipment and spare parts for such equipment
Sudan 2009 Sales: None	Sudan 2010 Sales: None	Sudan 2011 Sales: None	Sudan 2012 Sales: Spare parts for overhead industrial crane equipment

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Cecilia Blye
Securities and Exchange Commission
December 18, 2012

Syria 2009 Sales: Rough terrain cranes and spare parts for such equipment and for port container carriers	Syria 2010 Sales: Spare parts for port container carriers	Syria 2011 Sales¹: Spare parts for rough terrain cranes and port container stackers and carriers	Syria 2012 Sales: Spare parts for port container carriers

ACKNOWLEDGEMENT:

Terex acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex's filings; and (c) Terex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/Eric I Cohen
Eric I Cohen

cc:	Ronald M. DeFeo
Phillip C. Widman

¹ Please note that Terex's sales into Syria in 2011 were approximately $46,000 and not $446,000 as originally reported in our letter dated December 5, 2012.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com